NEWS RELEASE

October 26, 2017

Nevsun Announces Increased Zinc Production at Bisha in Q3 2017

Nevsun Resources Ltd. (TSX:NSU)(NYSE MKT:NSU) (Nevsun or the Company) is pleased to report its financial and operating results for the three months ended September 30, 2017.  Unless otherwise noted, with the exception of earnings per share and realized price and cost per pound figures, all financial results are in millions of US dollars.

Third quarter 2017 highlights

  Zinc recoveries continue to improve at Bisha, averaging 74.0% for the quarter and 82.0% for September
  Sold 43.4 million payable pounds of zinc in zinc concentrate at C1 cash costs(1) of $0. 84 per payable pound sold
  Sold 4.0 million payable pounds of copper in copper concentrate at C1 cash costs(1) of $1. 70 per payable pound sold
  Declared the third quarterly dividend of 2017 of $0.01 per share
  Ended period with cash and cash equivalents of $151 million
  Summary Timok Preliminary Economic Assessment (“PEA”) results were released on October 26, 2017
  Plan to deliver the Timok Pre-Feasibility Study (“PFS”) in Q1 2018

“We remain focused on ensuring our Bisha mine delivers maximum value and takes advantage of the current strong zinc price environment by both continuing to improve current metallurgical performance and increasing material movement capability in the mine,” commented Chief Executive Officer, Peter Kukielski.

Mr. Kukielski continued, “Zinc recoveries further benefitted from the primary ore metallurgy improvement program onsite. Additionally, several boundary material stockpile trial campaigns resulted in strong zinc recovery at the expense of copper recovery as portions of this material are not amenable to copper flotation.  The mobile fleet expansion at Bisha, announced in Q2 2017 and funded entirely through operating cash flow, is expected to be completed by the end of H1 2018 .”

Financial Review

	Q3 2017	Q2 2017	Q1 2017	Q4 2016
Revenue (millions)	$71.0	$66.1	$71.6	$36.2
Operating income (loss) (millions)	12.2	(65.1)	11.7	(4.9)
Net income (loss) (millions)	3.1	(70.2)	2.9	(8.5)
Working capital (millions)	179.1	171.1	190.3	201.1

Zinc price realized, per payable pound sold	$1.44	$1.16	$1.28	$1.17
C1 cash cost per payable zinc pound sold(1)	0.84	0.92	0.89	1.06

Copper price realized, per payable pound sold	$2.99	$2.65	$-	$-
C1 cash cost per payable copper pound sold(1)	1.70	1.59	-	-

(1) C1 cash cost per payable pound sold is a non-GAAP measure – see page 19 of the Q3 2017 MD&A for a discussion of non-GAAP measure.

Operations Review

	YTD 2017	Q3 2017	Q2 2017	Q3 2016
Mining
Ore mined, tonnes(1)	1,688,000	383,000	654,000	672,000
Waste mined, tonnes	10,979,000	4,126,000	3,739,000	2,446,000
Strip ratio, (using tonnes)	6.5	10.8	5.7	3.6
Processing
Ore Milled, tonnes	1,713,000	524,000	590,000	510,000
Zinc feed grade, %	6.0	6.8	5.3	5.8
Copper feed grade, %	0.9	1.0	0.8	1.0
Recovery, % of zinc(2)	67.8	74.0	62.2	59.1
Recovery, % of copper(3)(4)	39.2	33.4	51.6	-
Zinc concentrate grade, %(5)	42.1	42.0	41.5	41.3
Copper concentrate grade, %(4)	17.6	17.8	17.4	-
Zinc in concentrate produced, millions of pounds	152.7	57.8	43.0	38.6
Zinc in concentrate produced, tonnes	69,300	26,300	19,500	17,500
Copper in concentrate produced, millions of pounds(4)	13.9	4.0	5.7	-
Copper in concentrate produced, tonnes(4)	6,300	1,800	2,600	-
Payable zinc in concentrate sold, millions of pounds(6)	130.6	43.4	34.3	21.2
Payable zinc in concentrate sold, tonnes(6)	59,200	19,800	15,400	9,600
Payable copper in concentrate sold, millions of pounds	10.8	3.1	7.7
Payable copper in concentrate sold, tonnes	4,900	1,400	3,500
(1)	Ore tonnes mined in the three and nine months ended September 30, 2017 included 381,000 and 1,618,000 tonnes of primary ore, respectively (three months ended September 30, 2016 – 643,000) and 2,000 and 70,000 tonnes of supergene ore, respectively (three months ended September 30, 2016 – 29,000).
(2)	This represents the overall combined zinc recovery from the zinc flotation circuit (and when bulk concentrate is produced in the copper circuit).
(3)	This represents the copper recovery from the copper flotation circuit only, and excludes copper recovered to bulk concentrate.
(4)	Operating statistics related to recovery as a percentage of copper, copper concentrate grade, and copper in concentrate produced, were not meaningful during Q3 2016.
(5)	This represents combined concentrate grade for both zinc and bulk concentrates.
(6)	Sales of zinc in concentrate recorded during Q3 2016 consisted entirely of pre-commercial production. Receipts from the sales of pre-commercial production were credited against mineral property, plant and equipment, net of costs of sale.

Bisha’s strip ratio increased in Q3 2017 as mining benches, walls and faces in the Bisha main pit were re-established to better prepare for a planned increase in mining rate and a more efficient mining schedule for 2018 onwards. This lower mining rate (compared with previous quarters) and mining pattern schedule is expected to continue and be finished by the end of Q4 2017.

The lower mining rate in Q3 2017 and resulting in-pit primary ore mill feed shortfalls led to trials and campaigns of a portion of the previously stockpiled boundary material with high zinc quantities but with minor activated copper quantities. This resulted in better than expected zinc recoveries and zinc production but disappointing, although not unexpected, lower copper production. The Company is encouraged by these recent results with particular focus now applied to investigating approximately 30 percent of the boundary ore stockpiles for future zinc-only processing. The Company is still uncertain if the metallurgical performance from these recent boundary material trials can be consistently achieved for the remaining material as these stockpiles are not homogenous with known variations in grades and mineralogy, and may have been subject to detrimental oxidation during surface stockpiling.

Most importantly, the skilled team of employees and external consultants at the Bisha Mine continue to make meaningful progress with the primary ore metallurgy rectification program. The program focusses on minor plant modifications, reagent trials, water treatment options, and oxidation and grind size analyses. The Company still expects to achieve 70% recovery of copper to copper concentrate and 77% recovery of zinc to zinc concentrate over the primary reserve life.  The Company remains committed with critical expert resources to upgrading the quality of its copper and zinc concentrates to enhance marketability and to realise better commercial terms.

Q3 2017 Results Conference Call and Webcast Details

The Company will hold a conference call and webcast on Friday, October 27, 2017, at 8AM Vancouver / 11AM Toronto, New York / 4PM London, to discuss the Q3 2017 results.

Conference Call:

Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. Dial in details are as follows:

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413

UK: 0800 652 2435 (toll free)

Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay by phone until Friday, November 3, 2017, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 184710 #.

Webcast:

A live audio webcast of the conference call will be available on the Company’s website www.nevsun.com or by clicking  https://event.on24.com/wcc/r/1510784/2833217E5B8B257192DBAFDBC54A5E0E

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60% owner of the Timok Lower Zone in Serbia. Nevsun generates cashflow from its 60% owned copper-zinc Bisha Mine in Eritrea. Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. All statements, other than statements of historical facts, are forward looking statements including statements with respect to the Company’s Bisha Mine in Eritrea and its intentions for its Timok Upper Zone Project in Serbia (the “Timok Project”). The Company also cautions the reader that the preliminary economic assessment (“PEA”) on the Timok Project that supports the technical feasibility or economic viability of the Timok Project, including the marketability of the concentrate, mining method, costs, processing, metal recoveries and any other technical aspects related to the Timok Project, is preliminary in nature and there is no certainty that the PEA will be realized.

Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future, including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and development plans related to the Company, anticipated dividends, goals, strategies, future growth, exploration activities, the adequacy of financial resources and other events or conditions that may occur in the future.

These forward-looking statements are based on a number of assumptions which, while considered reasonable by the Company, are subject to risks and uncertainties. In addition to the assumptions contained herein, these assumptions include the assumptions described in the Company’s Annual Information Form (“AIF”) and the Company’s management's discussion and analysis for the year ended December 31, 2016 ("MD&A"). The Company cautions readers that forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed in or implied by such forward-looking statements and forward-looking statements are not guarantees of future results, performance or achievement.

These risks, uncertainties and factors include general business, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in project parameters; changes in costs, including labour, infrastructure, operating and production costs; future prices of copper, gold, zinc, lead, silver and other minerals; resource estimates and variations of mineral grade or recovery rates; metallurgical challenges; operating or technical difficulties in connection with exploration; land acquisition; mining method, production profile and mine plan; other development or mining activities, including the failure of plant, equipment or processes to operate as anticipated; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to maintain and renew existing licenses and permits and the ability to obtain other required licences and permits in a timely manner or at all; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business; and other factors and risks discussed in the Company’s AIF and MD&A.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our AIF for the year ended December 31, 2016, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Peter G.J. Kukielski” Peter G.J. Kukielski President & Chief Executive Officer	For further information, contact: Heather Taylor - Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com